As Filed with the Securities and Exchange Commission on June 11, 2002

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

EMERSON ELECTRIC CO.

(Exact name of registrant as specified in its charter)

MISSOURI	**43-0259330**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8000 West Florissant Avenue
St. Louis, Missouri 63136
(Address, including zip code, of registrant's principal executive offices)

Emerson Electric Co. 2001 Stock Option Plan

(Full title of the Plan)

Harley M. Smith, Esq.
Assistant Secretary
Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, Missouri 63136
(314) 553-2431
(Name, address, including zip code, and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock and Preferred Stock Purchase Rights	10,000,000 shares (3)	$56.41	$564,100,000	$51,897

(1) Preferred Stock Purchase Rights are attached to and trade with the Common Stock, par value $0.50 of the Registrant (the "Common Stock"). Value attributable to such Preferred Stock Purchase Rights, if any, is reflected in the market price of the Common Stock.

(2) Computed pursuant to Rule 457(h) under the Securities Act of 1933 solely for the purpose of determining the registration fee. The proposed maximum offering price represents the average of the high and low market prices of the Common Stock on the New York Stock Exchange on June 7, 2002.

(3) This registration statement also covers such additional shares of Common Stock as may be issuable pursuant to antidilution provisions.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by Emerson Electric Co. ("Emerson") pursuant to the Securities Exchange Act of 1934 (the "1934 Act") (File No. 001-00278) are incorporated by reference into this Registration Statement:

- Annual Report on Form 10-K for the year ended September 30, 2001;

- Quarterly Reports on Form 10-Q for the quarters ended December 31, 2001 and March 31, 2002;

- The description of Emerson's Common Stock as contained in Emerson's 1934 Act Registration Statement on Form 10 as amended under cover of Form 8 on January 19, 1981; and

- The description of Emerson's Preferred Stock Purchase Rights which is contained in Emerson's 1934 Act Registration Statement on Form 8-A dated October 6, 1998.

All documents subsequently filed by Emerson pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, prior to filing a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

Item 4. Description of Securities.

The securities to be offered are registered under Section 12(b) of the 1934 Act.

Item 5. Interests of Named Experts and Counsel.

H. M. Smith, whose opinion is contained in Exhibit 5.1, owns shares of Emerson's Common Stock and holds options to purchase shares of such Common Stock and participates in employee benefit plans.

Item 6. Indemnification of Directors and Officers.

Emerson is a Missouri corporation. Section 351.355(1) of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suite or proceeding other than an action by or in the right of the corporation, against expenses (including attorney's fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. Section 351.355(2) provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorney's fees) and settlement amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any matter in which he has been adjudged liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court. Section 351.355(3) provides that a corporation shall indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the action, suit or proceeding if he has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him under Section 351.355(1) or 351.355(2). Section 351.355(7) provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any bylaw or agreement of the corporation which has been adopted by a vote of the shareholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

At the Annual Meeting of Shareholders held on February 10, 1987, the shareholders adopted indemnification agreements with the directors of the Registrant and amendments to the bylaws of the Registrant which incorporate indemnity provisions permitted by Section 351.355(7) described above. The amended By-Laws provide that the Registrant will indemnify its directors and officers against all expenses (including attorneys' fees), judgments, fines and settlement amounts, paid or incurred in any action or proceeding, including any action by or on behalf of the Registrant, on account of their service as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise when they are serving in such capacities at the request of the Registrant, excepting only cases where (i) the conduct of such person is adjudged to be knowingly fraudulent, deliberately dishonest or willful misconduct, (ii) a final court adjudication shall determine that such indemnification is not lawful, (iii) judgment is rendered against such person for an accounting of profits made from a purchase or sale of securities of the Registrant in violation of Section 16(b) of the Securities Exchange Act of 1934 or of any similar statutory law, or (iv) any remuneration paid to such person is adjudicated to have been paid in violation of law. Such person shall be indemnified only to the extent that the aggregate of loses to be indemnified exceeds the amount of such losses for which the director or officer is insured pursuant to any directors' or officers' liability insurance policy maintained by the Registrant.

Article 10 to the Registrant's Articles of Incorporation provides that the liability of the Registrant's directors to the Corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted under the Missouri General and Business Corporation Law. Any repeal or modification of Article 10 by the Registrant's shareholders shall not adversely affect any right or protection of a director of the Registrant existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

The Registrant maintains directors' and officers' liability insurance.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Reference is made to the Exhibit index.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, *however*, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered

therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on June 4, 2002.

EMERSON ELECTRIC CO.

By:/s/ W. J. Galvin
    W. J. Galvin
    Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints W. J. Galvin, W. W. Withers and H. M. Smith, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by or on behalf of the following persons in the capacities indicated on June 4, 2002.

Signature	Title
/s/ D. N. Farr (D. N. Farr)	Chief Executive Officer and Director
/s/ C. F. Knight (C. F. Knight)	Chairman of the Board and Director
/s/ W. J. Galvin (W. J. Galvin)	Executive Vice President and Chief Financial Officer (Principal Accounting Officer) and Director
/s/ J. G. Berges (J. G. Berges)	Director
/s/ L. L. Browning, Jr. (L. L. Browning, Jr.)	Director
/s/ A. A. Busch III (A. A. Busch III)	Director
/s/ D. C. Farrell (D. C. Farrell)	Director

/s/ C. Fernandez G.	Director
(C. Fernandez G.)	
/s/ A. F. Golden	Director
(A. F. Golden)	
	Director
(R. B. Horton)	
/s/ G. A. Lodge	Director
(G. A. Lodge)	
/s/ V. R. Loucks, Jr.	Director
(V. R. Loucks, Jr.)	
/s/ R. B. Loynd	Director
(R. B. Loynd)	
/s/ C. A. Peters	Director
(C. A. Peters)	
/s/ J. W. Prueher	Director
(J. W. Prueher)	
/s/ R. L. Ridgway	Director
(R. L. Ridgway)	
/s/ W. M. Van Cleve	Director
(W. M. Van Cleve)	
/s/ E. E. Whitacre, Jr.	Director
(E. E. Whitacre, Jr.)	

EXHIBIT INDEX

Exhibit Number	Description
4.1	Restated Articles of Incorporation of Emerson, incorporated by reference to Emerson's Form 10-Q for the quarter ended March 31, 2001, Exhibit 3(a); Termination of Designated Shares of Stock and Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock, incorporated by reference to Emerson's 1998 Form 10-K, Exhibit 3(a).
4.2	Bylaws of Emerson as amended through November 6, 2001, incorporated by reference to Emerson's 2001 Form 10-K, Exhibit 3(b).
4.3	Rights Agreement dated as of November 1, 1998, incorporated by reference to Emerson's Form 8-A, dated October 6, 1998, Exhibit 1.
5.1	Opinion of Counsel to Emerson.
23.1	Consent of KPMG LLP.
23.2	Consent of Counsel to Emerson (included in Exhibit 5.1).
24.1	Power of Attorney (included in Signature Page).

Exhibit 5.1



Harley M. Smith
Assistant General Counsel
and Assistant Secretary

8000 West Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506

T (314) 553 2431
F (314) 553 3713
E harley.smith@emrsn.com

June 6, 2002

Emerson Electric Co.
8000 W. Florissant Avenue
St. Louis, Missouri 63136

Gentlemen:

I am Assistant Secretary of Emerson Electric Co. (the "Company"), and in such capacity I am familiar with the Registration Statement on Form S-8 to which this opinion is filed as an exhibit (the "Registration Statement") which registers under the Securities Act of 1933, as amended, 10,000,000 shares of Common Stock of the Company ("Shares") which may be purchased pursuant to the Emerson Electric Co. 2001 Stock Option Plan (the "Plan"), including 10,000,000 Preferred Share Purchase Rights.

I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records, certificates of public officials and other instruments as I deemed necessary for the purposes of the opinion expressed herein.

On the basis of the foregoing, I am of the opinion that the Shares (including the Preferred Share Purchase Rights) to which the Registration Statement relates, when sold in accordance with the provisions of the Plan, will be legally issued, fully paid and non-assessable.

I consent to the filing of this opinion as an exhibit to the Registration Statement. I also consent to your filing copies of this opinion as an exhibit to the Registration Statement with such agencies of such states as you deem necessary in the course of complying with the laws of such states regarding the offering and sale of the Shares. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission.

Yours truly,

/s/ Harley M. Smith

Harley M. Smith

Exhibit 23.1

Independent Auditors' Consent

The Board of Directors
Emerson Electric Co.:

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Emerson Electric Co. (the "Company") of our report relating to the Company's consolidated financial statements as of September 30, 2001 and 2000 and for each of the years in the three year period ended September 30, 2001, which appears in the Company's Annual Report on Form 10-K for the year ended September 30, 2001.

/s/ KPMG LLP

St. Louis, Missouri
June 7, 2002